

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

James Hauslein
Chairman and Chief Executive Officer
Jupiter Acquisition Corp.
11450 SE Dixie Hwy
Hobe Sound, FL 33455

Re: Jupiter Acquisition Corp.
     Amendment No. 4 to Registration Statement on Form S-1
     Filed July 26, 2021
     File No. 333-248411

Dear Mr. Hauslein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.4 to Registration Statement on Form S-1

Summary, page 1

1.   We note that you downsized the offering to $150,000,000 and added new disclosure regarding anchor investors. You define anchor investors as "certain funds and accounts managed by members of an affiliate of our sponsor, that have expressed to us an interest to purchase an aggregate of $133.65 million of units in this offering." This would constitute a substantial majority of the offered units. Please expand your disclosure to name the affiliate and to identify the nine anchor investors interested in purchasing up to 9.9% individually and 89.1% collectively of the 15M offered units. Also disclose clearly that these anchor investors have collectively expressed their interest in purchasing units at a level that totals 89.1% of the offered units if all such indications of interest are confirmed.

James Hauslein
Jupiter Acquisition Corp.
August 4, 2021
Page 2

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Energy & Transportation

cc: Jason Simon